Hollysys Automation Technologies, Ltd.
Hollysys Automation Technologies Announces Its Acquisition Close of
Concord Corporation Pte Ltd.

Beijing, China – July 12, 2011 -- Hollysys Automation Technologies, Ltd. (Nasdaq: HOLI) ("Hollysys" or the "Company"), a leading provider of automation and control technologies and applications in China, today announced that it has closed on its previously announced acquisition of Concord Corporation Pte Ltd., and its group of companies (CCPL), a Singapore headquartered electrification related service provider to rail and industrial industrials in South-East Asia and the Middle East.

The total payment for the acquisition is in combination of approximately US$ 33.5 million cash and approximately 1 million shares of Hollysys common stock, equivalent to approximately US$43.2 million. The newly issued shares to CCPL shareholders will have a three-year lock-up period. The CCPL management is also entitled to approximately 0.75 million shares of Hollysys common stock in each of the next two years, if Concord’s US-GAAP audited net income equals or exceeds US $ 10 million and US$ 11.5 million for Hollysys’ fiscal year of 2012 and 2013 respectively.

The agreement is expected to yield significant cross selling/cross of our existing product lines in rail and industrial segments to fast growing South-East Asia and the Middle East market.

Dr. Changli Wang, CEO and Chairman of Hollysys, commented: “We are very pleased to have closed the acquisition of CCPL. The seasoned and high-caliber management team will remain intact, and the daily operation of CCPL will not be impacted by the acquisition transaction. CCPL has demonstrated its penetration and execution capability in its years of strong track record and will continue to expand its footprints in Southeast Asia and Middle East with Hollysys as its backbone supporter.”

Mr. Chim Swee Yong, Group Executive Chairman of CCPL, said: “The response from our clients and employees are overwhelmingly positive, we are very happy and proud to be part of Hollysys, the leading provider of automation and control technologies and application in China. With Hollysys’ brand name and R&D, customization and production capability, we are well set to grow our business to the next higher level.”

About Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI)
Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,000 employees with nationwide presence in 40 cities in China and serves over 1700 customers in the industrial, railway, subway & nuclear industries. Its proprietary technologies are applied in product lines including Distributed Control System (DCS) and Programmable Logic Controller (PLC) for industrial sector, high-speed railway signaling system of TCC (Train Control Center) and ATP (Automatic Train Protection), subway supervisory and control platform (SCADA), and nuclear conventional island automation and control system.

Hollysys Automation Technologies, Ltd.	Page 2
July 12, 2011

About Concord Corporation Pte Ltd. and Its Group of Companies

Concord Corporation Pte Ltd. and its group of companies (CCPL) is consisted of Concord Corporation Pte Ltd. and Concord Electrical Pte Ltd. incorporated in Singpapore, Concord Electrical Sdn Bhd incorporated in Malaysia, and CCPL’s Dubai Branch Office in United Arab Emirates. Founded in 1983, CCPL engages in providing end-to-end complete electrification related services in rail, power, semiconductor, pharmaceutical, petrochemical, and other industrial sectors, by working with multinational corporations such as Mitsubishi, Alstrom, Thales, Bombardier, Simmens, Areva, and ABB. Its complete electrification related services encompass design, engineering, procurement, project management, construction and commissioning, and maintenance. As a established regional electrification service provider in rail industry, CCPL has successfully commissioned signaling, power distribution, automatic train control, communication, power rail, and other related electrical engineering and installation works for Red and Green lines of Dubai Metro LRT in United Arab Emirates, Makkah-Holy Sites Rail Line in Kingdom of Saudi Arabia, and Circle Line Stage I, II, IV, V & Kim Chuan Depot and North East Line of MRT System in Singapore.

SAFE HARBOUR:
This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties.  Such forward-looking statements, based upon the current beliefs and expectations of Hollysys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements.  Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:
Hollysys Automation Technologies, Ltd.
www.hollysys.com
+8610-58981386
+1-646-593-8125
investors@hollysys.com